Filed Pursuant to Rule 424(b)(3)

Registration Nos. 333-179486

333-179486-01

EMPIRE STATE REALTY TRUST, INC.

EMPIRE STATE REALTY OP, L.P.

SUPPLEMENT NO. 2, DATED MAY 15, 2013

TO THE PROSPECTUS/CONSENT SOLICITATION STATEMENT

DATED JANUARY 21, 2013

This supplement no. 2 is part of the prospectus/consent solicitation statement of Empire State Realty Trust, Inc. (the “company”) and Empire State Realty OP, L.P. dated January 21, 2013, as previously supplemented, and should be read in conjunction with such prospectus/consent solicitation statement, as supplemented. Defined terms used in this supplement and not defined herein have the meaning set forth in the prospectus/consent solicitation statement. The purpose of this supplement is to update the disclosures set forth below.

Class Action Settlement

On May 2, 2013, the court held a hearing regarding final approval of the class action settlement. At such hearing, presiding Justice Sherwood stated “it is the court’s intention to approve the settlement” with regard to the September 28, 2012 full settlement of the class action. The judge’s written ruling is still pending.

Of the approximately 4500 class members who are participants in all of the subject LLCs and private entities included in the consolidation, 12 opted out of the settlement. Those who opted out will not receive any share of the settlement proceeds, but can pursue separate claims for monetary damages. They are bound by the settlement agreement regarding equitable relief, so they cannot seek an injunction to halt the consolidation or IPO. The settlement will not become final until issuance of the ruling and resolution of any appeal.

Challenge under LLC Law

As disclosed in the March 11, 2013 supplement no. 1 to the prospectus/consent solicitation, such court granted permission to six participants in Empire State Building Associates L.L.C. to submit argument by separate counsel regarding their allegation that the buyout provisions in their participating agreements deprived non-consenting participants of rights to “fair value” in violation of the New York Limited Liability Company Law (the “LLC Law”).

Rejected by Trial Court

Pursuant to a decision issued on April 30, 2013, the court rejected such allegation and ruled in the supervisor’s favor, holding that such buyout provisions are legally binding and enforceable and that participants do not have the rights they claimed under the LLC Law.

Accordingly, the consent solicitation is not affected by such allegation; and, as previously described in the prospectus/consent solicitation statement regarding the consolidation and the third-party portfolio transaction proposals: if you are a participant in Empire State Building Associates L.L.C. or 60 East 42nd St. Associates L.L.C., and you vote “AGAINST,” or you “ABSTAIN,” or you do not vote, then your participation interests will be subject to a buyout for a price of $100 if you do not vote in favor of the consolidation or third-party portfolio transaction proposal, as applicable, within ten days after notice that the required supermajority consent for such proposal (80% in Empire State Building Associates L.L.C. and 90% in 60 East 42nd St. Associates L.L.C.) has been received from the participants in your participating group.

Appeal

The participants who challenged the buyout provision moved before the appellate court for a stay of all proceedings relating to the settlement, including such a stay as immediate interim relief. On May 1, 2013, their request for immediate interim relief was denied. On May 13, 2013, the supervisor filed its brief in opposition to the motion for a stay.

The participants who challenged the buyout provision have filed a notice of appeal. Their motion for the stay is still pending and, if they pursue it, will be submitted to the appellate court for decision. Any decision on their appeal itself could take many months. The supervisor cannot predict the timing or outcome of an appeal process or any related relief, if such appeal were successful. If the court’s decision were reversed by the appellate court, there is a risk that it could have a material adverse effect on the company.

Although there can be no assurance, the supervisor believes that the trial court’s decision was correct, that it will be upheld on appeal, and that the appellate court will not grant the motion to stay the proceedings relating to the class action settlement.

Update on MacKenzie Capital Management, LP Tender Offers

Entities affiliated with MacKenzie Capital Management, LP based in California (the “offerors”) made a partial tender offer dated March 27, 2013 to purchase participation interests in Empire State Building Associates L.L.C. (The offerors have no relation to the supervisor or MacKenzie Partners, Inc, which is based in New York and is assisting the supervisor in connection with solicitation of consents.) The offerors purchased 6.2583 units of $10,000 original investment in Empire State Building Associates L.L.C. at $175,000 per unit.

The offerors had made a prior partial tender offer dated December 17, 2012 to purchase participation interests in each of the three subject LLCs. They purchased (i) 13.83 units of $10,000 original investment in Empire State Building Associates L.L.C. at $110,000 per unit, (ii) 1.5 units of $10,000 original investment in 60 East 42nd St. Associates L.L.C. at $140,000 per unit and (ii) 1.0 unit of $10,000 original investment in 250 West 57th St. Associates L.L.C. at $100,000 per unit.

As disclosed in the Schedule 14D-9 previously sent to participants, the offerors agreed to vote all of the units acquired in these partial tender offers in favor of the consolidation and the third-party portfolio proposals in the prospectus/consent solicitation statement.

Board Committees

The prospectus/consent solicitation statement discloses under “Management” that the company’s audit committee will consist of Alice M. Connell, Thomas J. DeRosa and S. Michael Giliberto. The chair of such committee will now be Mr. DeRosa (rather than Ms. Connell, who had been previously named for this position). Mr. DeRosa will serve as such committee’s financial expert, as that term is defined by applicable SEC regulations.

The prospectus/consent solicitation statement also discloses under “Management” that the company’s compensation committee will consist of William H. Berkman, Thomas J. DeRosa and Steven J. Gilbert. Such committee will now consist only of Messrs. Berkman and Gilbert, as Mr. DeRosa is no longer named for this committee.